U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     SOFTBANK Holdings Inc. (1)
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   (Last)                           (First)             (Middle)

     10 Langley Road, Suite 403
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                                    (Street)

     Newton                           MA                 02159
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Yahoo! Inc. (YHOO)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     July 1998

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more Than One Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                 2.                 Code         ------------------------------- Owned at End   (D) or    Indirect
1.                               Transaction        (Instr. 8)                    (A)            of Month       Indirect  Beneficial
Title of Security                Date               ------------     Amount       or    Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year)   Code     V                    (D)            and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          07/07/98       P               1,363,440(2)  A    183.36   29,632,564(3)  D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity      In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

(1) SOFTBANK Holdings Inc. ("SBH") is a wholly owned subsidiary of SOFTBANK Corp. ("SBC"), whose address is 24-1 Nihonbashi-Hakozakicho Chuo-ku, Tokyo 103 Japan. Masayoshi Son is the President and Chief Executive Officer of SBC and owns an approximately 43.3% interest in SBC. Accordingly, securities owned by SBH may be regarded as being beneficially owned by SBC, and securities owned by SBC may be regarded as being beneficially owned by Mr. Son.

(2) Pursuant to a Stock Purchase Agreement dated as of July 7, 1998, SBH acquired 1,363,440 shares for $250,000,358.48, or $183.36 per share.

(3) On July 31, 1998 Yahoo! Inc. effected a 2-for-1 stock split pursuant to which SBH acquired 14,816,282 additional shares.

                                   SOFTBANK HOLDINGS INC.

                                   /s/ Stephen A. Grant, Secretary
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

                                   SOFTBANK CORP.

                                   /s/ Stephen A. Grant, Attorney-in-fact
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

                                   MASAYOSHI SON

                                   /s/ Stephen A. Grant, Attorney-in-fact
                                   ---------------------------------------------
                                   **Signature of Reporting Person

                                   Date March 10, 1999
                                       -----------------------------------------

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.